  Exhibit 99.1

High Tide Recaps Key Milestones of 2025

CALGARY, AB, Dec. 23, 2025 /CNW/ - High Tide Inc. ("High Tide" or the "Company") (Nasdaq: HITI) (TSXV: HITI) (FSE: 2LYA), the high-impact, retail-forward enterprise built to deliver real-world value across every component of cannabis, is pleased to reflect on its key milestones achieved in 2025, a year in which the Company continued to deliver strong results while executing against its publicly stated strategic and operational objectives. From surpassing 200 stores and more than 2 million Canadian Cabana Club members, to officially entering the German medical cannabis market, the Company consistently executed against its strategic priorities while strengthening its operations and financial position.

"2025 was a truly transformational year for High Tide as we evolved from a domestic market leader into a global cannabis company. Achieving strong growth while remaining free cash flow positive is rare in any retail category, and it reflects the strength of our operating model, disciplined execution, and the dedication of our team. Growing from a single store in 2018 to becoming one of the most recognizable cannabis brands with over 200 Canna Cabana locations today, is something we are incredibly proud of," said Raj Grover, Founder and Chief Executive Officer of High Tide.

"With over $2 billion in cumulative sales since the legalization of cannabis in Canada and strong operations across multiple jurisdictions, we believe the opportunity ahead of us is substantial. Our early momentum in Germany underscores the potential to capture meaningful market share in large international markets, while the strength of the Canna Cabana brand positions us well for future expansion, including into the United States. As we look ahead to 2026, our focus remains on further strengthening our brand, expanding our global footprint, and delivering long-term value for shareholders," added Mr. Grover.

High Tide's 2025 Highlights:

  Successfully entered the German medical cannabis market through the Company's acquisition of a majority stake in Remexian Pharma GmbH, becoming one of the largest importers and distributors of medical cannabis in Germany.
  As per the Company's last reported quarter, annualized revenue run-rate was $600 million before any contributions from Remexian.
  Driven by strong year-over-year same-store sales increases of 7.4% in the third fiscal quarter of 2025, the Company ended the year on an annualized Adjusted EBITDA run-rate of over $42 million.1
  Realized annualized retail sales per square foot of $1,735 across the Canna Cabana store network during the third fiscal quarter of 2025, higher than many best-in-class retailers.
  Surpassed 2.4 million Cabana Club members and 139,000 ELITE members in Canada as of today, solidifying its position as the largest and most robust bricks-and-mortar cannabis loyalty program globally.
  The Company retained its position as the leader in the retail cannabis market with a 12% share across the five provinces in which the Company has a presence.2
  Added 27 new Canna Cabana locations in Canada in 2025, reaching the higher end of the Company's previously communicated goal of opening 20 to 30 locations in calendar 2025.
  At 218 stores and growing, Canna Cabana remains the largest cannabis retail chain in Canada and the most recognizable cannabis brand in the country.
  The Company continued to develop its white-label product portfolio, having sold 21 unique Queen of Bud cannabis SKUs and 29 unique Queen of Bud accessory SKUs in the Canna Cabana store network.
  Made the Report on Business annual ranking of Canada's top growing companies for the fifth consecutive year.
  The Company was recognized as a Top 50 company by the TSX Venture Exchange for the second consecutive year.
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[1] Adjusted EBITDA is not a recognized measure under IFRS, and accordingly, the Company's use of such term may not be comparable to similarly defined measures presented by other entities. A reconciliation of the Adjusted EBITDA to Net (Loss) income can be found in the Company's Management's Discussion and Analysis for the period ended July 31, 2025, on page 7 under the heading "EBITDA and Adjusted EBITDA", available at www.sedarplus.ca and www.sec.gov, and is incorporated as a part of this presentation by reference.
[2] Based on publicly available store count data for January 2025 through July 2025 in the five Canadian provinces where Canna Cabana operates and as per publicly available data from Statistics Canada and provincial regulators.

ABOUT HIGH TIDE

High Tide, Inc. is the leading community-grown, retail-forward cannabis enterprise engineered to unleash the full value of the world's most powerful plant. Its wholly owned subsidiary, Canna Cabana, is the second-largest cannabis retail brand globally. High Tide (HITI) is uniquely-built around the cannabis consumer, with wholly-diversified and fully-integrated operations across all components of cannabis, including:

Retail: Canna Cabana™ is the largest cannabis retail chain in Canada with 218 domestic locations. The Company's Canadian bricks-and-mortar operations span British Columbia, Alberta, Saskatchewan, Manitoba, and Ontario, holding a growing 12% share of the market. In 2021, Canna Cabana became the first cannabis discount club retailer in the world. In 2025, the Company became the first North American cannabis operator to launch a bricks-and-mortar presence in Germany. The Company also owns and operates multiple global e-commerce platforms offering accessories and hemp-derived CBD products.

Medical Cannabis Distribution: Remexian Pharma GmbH is a leading German pharmaceutical company built for the purpose of importation and wholesale of medical cannabis products at affordable prices. Among all German medical cannabis procurers, Remexian has one of the most diverse reaches across the globe and is licensed to import from 19 countries including Canada.

High Tide consistently moves ahead of the currents, having been named one of Canada's Top Growing Companies by the Globe and Mail's Report on Business in 2025 for the fifth consecutive year and was recognized as a top 50 company by the TSX Venture Exchange in 2022, 2024 and 2025. High Tide was also ranked number one in the retail category on the Financial Times list of Americas' Fastest Growing Companies for 2023. To discover the full impact of High Tide, visit www.hightideinc.com. For investment performance, don't miss the High Tide profile pages on SEDAR+ and EDGAR.

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

CONTACT INFORMATION

Media Inquiries
Carter Brownlee
Communications and Public Affairs Advisor
High Tide Inc.
cbrownlee@hightideinc.com
403-770-3080

Investor Inquiries
Vahan Ajamian
Capital Markets Advisor
High Tide Inc.
vahan@hightideinc.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This press release may contain "forward-looking information" and "forward-looking statements within the meaning of applicable securities legislation. The use of any of the words "could", "intend", "expect", "believe", "will", "projected", "estimated" and similar expressions and statements relating to matters that are not historical facts are intended to identify forward-looking information and are based on the Company's current belief or assumptions as to the outcome and timing of such future events. The forward-looking statements herein include, but are not limited to, statements regarding: our ability to capture meaningful market share in international markets, our ability to expand into the United States, our ability to strengthen our brand, expand our footprint, and deliver long-term shareholder value in 2026. Readers are cautioned to not place undue reliance on forward-looking information. Actual results and developments may differ materially from those contemplated by these statements. Although the Company believes that the expectations reflected in these statements are reasonable, such statements are based on expectations, factors, and assumptions concerning future events which may prove to be inaccurate and are subject to numerous risks and uncertainties, certain of which are beyond the Company's control, including but not limited to the risk factors discussed under the heading "Non-Exhaustive List of Risk Factors" in Schedule A to our current annual information form, and elsewhere in this press release, as such factors may be further updated from time to time in our periodic filings, available at www.sedarplus.ca and www.sec.gov, which factors are incorporated herein by reference. Forward-looking statements contained in this press release are expressly qualified by this cautionary statement and reflect the Company's expectations as of the date hereof and are subject to change thereafter. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, estimates or opinions, future events or results, or otherwise, or to explain any material difference between subsequent actual events and such forward-looking information, except as required by applicable law.

CAUTIONARY NOTE REGARDING FUTURE ORIENTED FINANCIAL INFORMATION

This press release may contain future oriented financial information ("FOFI") within the meaning of applicable securities legislation about prospective results of operations, financial position or cash flows, which is subject to the same assumptions, risk factors, limitations, and qualifications as set out in the above "Cautionary Note Regarding Forward-Looking Statements". FOFI is not presented in the format of a historical balance sheet, income statement or cash flow statement. FOFI does not purport to present the Company's financial condition in accordance with IFRS as issued by the International Accounting Standards Board, and there can be no assurance that the assumptions made in preparing the FOFI will prove accurate. The actual results of operations of the Company and the resulting financial results will likely vary from the amounts set forth in the analysis presented, and such variation may be material (including due to the occurrence of unforeseen events occurring subsequent to the preparation of the FOFI). The Company and management believe that the FOFI has been prepared on a reasonable basis, reflecting management's best estimates and judgments as of the applicable date. However, because this information is highly subjective and subject to numerous risks, readers are cautioned not to place undue reliance on the FOFI as necessarily indicative of future results. Except as required by applicable securities laws, the Company undertakes no obligation to update such FOFI.

Importantly, the FOFI contained in this press release are, or may be, based upon certain additional assumptions that management believes to be reasonable based on the information currently available to management, including, but not limited to, assumptions about: (i) the future pricing for the Company's products, (ii) the future market demand and trends within the jurisdictions in which the Company may from time to time conduct the Company's business, (iii) the Company's ongoing inventory levels, and operating cost estimates, and (iv) the Company's net proceeds from future financings. The FOFI or financial outlook contained in this press release do not purport to present the Company's financial condition in accordance with IFRS as issued by the International Accounting Standards Board, and there can be no assurance that the assumptions made in preparing the FOFI will prove accurate. The actual results of operations of the Company and the resulting financial results will likely vary from the amounts set forth in the analysis presented in any such document, and such variation may be material (including due to the occurrence of unforeseen events occurring subsequent to the preparation of the FOFI). The Company and management believe that the FOFI has been prepared on a reasonable basis, reflecting management's best estimates and judgments as at the applicable date. However, because this information is highly subjective and subject to numerous risks including the risks discussed under the heading above entitled "Cautionary Note Regarding Forward-Looking Statements" and under the heading "Risk Factors" in the Company's public disclosures, FOFI or financial outlook within this press release should not be relied on as necessarily indicative of future results.

Readers are cautioned not to place undue reliance on the FOFI, or financial outlook contained in this press release. Except as required by Canadian securities laws, the Company does not intend, and does not assume any obligation, to update such FOFI.

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%CIK: 0001847409

CO: High Tide Inc.

CNW 08:00e 23-DEC-25